Exhibit 2

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

This Settlement Agreement and Mutual Release (the “Settlement Agreement”) is entered into as of the 22nd day of September 2014 (the “Effective Date”), by and between: (i) UBS Bank USA (“UBS Bank); (ii) Brian Ferdinand and Andrea Romanello (the “Borrowers”); and (iii) LT World Limited LLC, Ferdinand Holdings, LLC and Ferdinand Trading II LLC (the “Guarantors”). (The Borrowers and the Guarantors are collectively referred to as the “Defendants”.) (UBS Bank and the Defendants are collectively referred to as the “Parties”.)

WITNESSETH:

WHEREAS, UBS Bank is a federally regulated Utah industrial bank with its principal place of business at 299 South Main Street, Suite #2275, Salt Lake City, Utah 84111; and

WHEREAS, the Borrowers are individuals with a resident address at 224 Muttontown Road, Muttontown, New York 11791; and

WHEREAS, the Guarantors are each Delaware limited liability companies that maintain their principal places of business in the State of New York and whose respective sole and managing member is Brian Ferdinand; and

WHEREAS, the Borrowers are parties to, among other things, a certain Credit Line Agreement with UBS Bank (as the same may have been amended, supplemented or otherwise modified from time to time, the “Credit Line Agreement”); and

WHEREAS, UBS Bank has made certain advances to the Borrowers pursuant to the Credit Line Agreement (the “Loans”); and

WHEREAS, the Guarantors are each parties to certain Credit Line Guaranty Agreements with UBS Bank (as the same may have been amended, supplemented or otherwise modified from time to time, the “Guaranty Agreements,” and, collectively with the Credit Line Agreements, the “Loan Documents”) pursuant to which each of the Defendants, among other things, unconditionally guaranteed the full and prompt repayment of any and all amounts that are due and owing to UBS Bank under the Credit Line Agreement; and

WHEREAS, to secure the Defendants’ payment obligations under the Loan Documents, Ferdinand Holdings, LLC, among other things, granted UBS Bank a first priority security interest and lien in any and all shares of Liquid Holdings Group, Inc. that are held in brokerage accounts that Ferdinand Holdings, LLC maintains at UBS Financial Services Inc., including, but not limited to, Account Nos. XL-02340 and XL-09158 (the “LIQD Stock”); and

WHEREAS, to further secure the Defendants’ payment obligations under the Loan Documents, the Defendants granted to UBS Bank, among other things, a right of setoff against the assets held in any and all brokerage accounts that they maintain at UBS Financial Services Inc.; and

WHEREAS, to further secure the Defendants’ payment obligations under the Loan Documents, Defendant Andrea Romanello granted to UBS Bank, among other things, a negative pledge with respect to Account No. EX-03407 that she maintains at UBS Financial Services Inc., and any and all assets held therein, including, but not limited to certain shares of Apple Inc. (the “AAPL Stock”); and

WHEREAS, UBS Bank has demanded repayment of the Loans and/or UBS Bank contends that certain events of default have occurred under the Loan Documents, thereby causing the Loans to become immediately due and payable in full by the Defendants to UBS Bank; and

WHEREAS, as of September 5, 2014, the outstanding balance of the Loans is Two Million Three Hundred and Eighteen Thousand Six Hundred and Forty-Two Dollars and Twenty-Two Cents ($2,318,642.22) (the “Loan Balance”); and

WHEREAS, on or about July 28, 2014, UBS Bank filed suit against the Defendants in the United States District Court for the District of Utah in a matter captioned UBS Bank USA v. Brian Ferdinand, Andrea Romanello, LT World Limited, LLC, Ferdinand Holdings, LLC and Ferdinand Trading II, LLC, Civil Action No. 14-cv-00552 (the “Action”); and

WHEREAS, after careful and due consideration, the Parties to this Settlement Agreement have agreed, for their mutual benefit and in order to avoid the time, expense and costs of litigation, to resolve any and all outstanding claims and/or disputes between themselves; and

NOW, THEREFORE, in exchange for, and in consideration of the mutual promises contained herein, the Parties hereto agree as follows:

1.	REPAYMENT OF THE LOANS

The Defendants shall pay and deliver to UBS Bank the outstanding Loan Balance of Two Million Three Hundred and Eighteen Thousand Six Hundred and Forty-Two Dollars and Twenty-Two Cents ($2,318,642.22), plus further interest on that Loan Balance to be calculated and accrued as set forth in the Credit Line Agreement, which will continue to run through the date that all payment obligations under this Settlement Agreement are satisfied in full, in the following manner:

A.	Simultaneously with the execution of this Settlement Agreement, which the Defendants shall execute on or before September 22, 2014, the Defendants shall pay and deliver to UBS Bank the sum of Two Hundred and Fifty Thousand Dollars and Zero Cents ($250,000.00) (the “Initial Payment”). Said payment shall be made by:

i.	Wire transfer in accordance with the following instructions:

Bank Name:	UBS AG
ABA Routing#:	026007993
For further credit to:	UBS Financial Services Retail Account No. 101-WA-258641-000
For benefit of:	Brian Ferdinand, Account No. 5F-21323;

or

ii.	Certified check or attorney trust check made payable to “UBS Bank USA” and delivered to UBS Bank’s counsel, Sherman Wells Sylvester & Stamelman, 210 Park Avenue, 2nd Floor, Florham Park, New Jersey 07932, Attention: Julian W. Wells, Esq.;

B.	By his signature on this Settlement Agreement, Brian Ferdinand, in his capacity as the sole and managing member of LT World Partners, LLC, hereby expressly authorizes and directs UBS Financial Services Inc. to: (i) immediately sell any and all shares of Liquid Holdings Group, Inc. stock that are held in the brokerage account, Account No. XL-02736, that LT World Partners, LLC maintains at UBS Financial Services Inc.; and (ii) pay and deliver the proceeds of said sale to UBS Bank so that they may be applied to the outstanding Loan Balance;

C.	On or before January 5, 2015, the Defendants shall pay and deliver to UBS Bank the sum of Five Hundred Thousand Dollars and Zero Cents ($500,000.00);

D.	On or before April 18, 2015, the Defendants shall pay and deliver to UBS Bank the sum of Five Hundred Thousand Dollars and Zero Cents ($500,000.00); and

E.	On or before July 6, 2015, the Defendants shall pay and deliver to UBS Bank the remaining balance due on the Credit Line Obligations, plus further accrued interest at the rate set forth in the Credit Line Agreement.

On January 5, 2015, UBS Bank and/or its affiliates shall liquidate, and the Defendants hereby authorize UBS Bank and/or its affiliates to liquidate, a sufficient portion of the LIQD Stock to satisfy the payment due pursuant to Paragraph 1(C) of this Settlement Agreement and apply the proceeds of said liquidation towards the payment due. To the extent any excess cash remains in Account No. XL-02340 and/or Account No. XL-09158 following the liquidation and application of the proceeds, such cash shall remain in Account No. XL-02340 and/or Account No. XL-09158 as additional collateral. In the event that UBS Bank and/or its affiliates are unable to liquidate a sufficient portion of the LIQD Stock to fully satisfy the payment set forth above in Paragraph 1(C), for any reason whatsoever, it shall be the responsibility of the Defendants, jointly and severally, to pay and deliver to UBS Bank the amount of any deficiency.

The payments set forth in Paragraphs 1(D) and/or 1(E) of this Settlement Agreement shall be satisfied as follows: (i) through the sale by the Defendants of a sufficient portion of the LIQD Stock to satisfy the payments due pursuant to Paragraphs 1(D) and/or 1(E) of this Settlement Agreement and the application of the proceeds of any such sale, less any applicable commissions, towards the payment due; (ii) by wire transfer in accordance with the instructions set forth above; or (iii) by certified check or attorney trust check made payable to “UBS Bank USA” and delivered to UBS Bank USA, 299 South Main Street, Suite #2275, Salt Lake City, Utah 84111; Attention: Steve Stewart.

The Defendants shall be obligated, individually and jointly and severally, to make the payments set forth in this Paragraph 1. Moreover, the Parties hereby acknowledge and agree that TIME IS OF THE ESSENCE with respect to each and every payment set forth in this Paragraph 1 of this Settlement Agreement. Nothing contained herein shall restrict the Defendants from repaying the outstanding Loan Balance to UBS Bank prior to the expiration of the time periods set forth in this Paragraph 1 of this Settlement Agreement.

2.	THE JUDGMENTS

Simultaneously with the execution of this Settlement Agreement, the Defendants shall each execute and deliver to UBS Bank a Confession of Judgment and a Consent Judgment in the forms attached hereto as EXHIBITS A through J, respectively (the “Judgments”). Each Confession of Judgment and Consent Judgment shall be in the amount of Two Million Three Hundred and Eighteen Thousand Six Hundred and Forty-Two Dollars and Twenty-Two Cents ($2,318,642.22), together with lawful interest and reasonable attorneys’ fees and costs, less any amounts already paid to UBS Bank pursuant to Paragraph 1 of this Settlement Agreement. UBS Bank, through its counsel, Sherman Wells Sylvester & Stamelman LLP, shall hold each Confession of Judgment and Consent Judgment in escrow and not take any action to file and record them as a lien or to execute or collect them as long as the Defendants comply with their payment obligations under Paragraph 1 of this Settlement Agreement. UBS Bank’s right to file and record the Judgments is expressly conditioned upon the Defendants’ default of any of their payment obligations as set forth in Paragraph 1 of this Settlement Agreement.

In the event that the Defendants default on any payment obligation hereunder, the entire outstanding balance owed to UBS Bank under Paragraph 1 above shall be accelerated and become immediately due and payable in full. UBS Bank shall provide notice of any such default to Defendants’ counsel, Samuel J. Lieberman, Esq., by email to SLieberman@sglawyers.com, and Defendants shall have three (3) business days following this notice to cure any such default. Thereafter, UBS Bank is immediately authorized to:

A.	Exercise any and all of its rights and remedies under the Credit Line Agreement and/or the Guaranty Agreements, including, but not limited to, the liquidation of any or all of the LIQD Stock and/or the AAPL Stock, in the manner set forth below in Paragraph 3(G), and the application of the proceeds of the sale towards the satisfaction of the outstanding Loan Balance owed to UBS Bank; and/or

B.	Institute suit against the Defendants, file and record each Confession of Judgment and Consent Judgment and take the necessary action to execute upon and collect the full amount of any Confession of Judgment and Consent Judgment. The Defendants agree that they will not raise any defense or counterclaim to any proceedings brought in connection with any Confession of Judgment and Consent Judgment, except whether the Parties have complied with the terms of this Settlement Agreement.

In connection with the exercise of UBS Bank’s rights under this paragraph, each of the Defendants shall be individually and jointly and severally responsible and liable for UBS Bank’s reasonable attorneys’ fees and costs in connection with any such collection activities after the date of this Settlement Agreement, in the event UBS Bank is a prevailing party in seeking the exercise of its rights. Such attorneys’ fees and costs shall include all of UBS Bank’s reasonable attorneys’ fees and other legal expenses, including attorneys’ fees and legal expenses incurred in connection with bankruptcy proceedings (including, but not limited to, efforts to modify and/or vacate any automatic stay or injunction), appeals and post judgment services. In the event UBS Bank is a prevailing party, the Defendants shall also pay all court costs and any additional fees as shall be directed by any Court.

3.	COLLATERAL

A.	Except as otherwise provided herein, the terms of the Loan Documents remain in full force. In the event of a conflict, the terms of this Settlement Agreement shall prevail over the terms of the Loan Documents.

B.	The Defendants further acknowledge the continued effectiveness and validity of any and all security interests granted to UBS Bank under the Loan Documents, including, but not limited to, UBS Bank’s first priority lien and security interest in the assets held in Account Nos. XL-02340 and XL-09158, including, but not limited to, the LIQD Stock that Ferdinand Holdings, LLC maintains at UBS Financial Services Inc.

C.	Simultaneously with the execution of this Settlement Agreement, Andrea Romanello shall execute and deliver to UBS Bank the Security Agreement attached hereto as EXHIBIT K, pursuant to which Andrea Romanello shall assign, transfer and pledge to UBS Bank, and grant to UBS Bank a first priority lien and security interest in, any and all assets held in any and all accounts that she maintains at UBS Financial Services Inc., including, but not limited to, any assets held in Account No. EX-03407, including, but not limited to, the AAPL Stock.

D.	Subject to and pending the Defendants’ satisfaction of their payment obligations under Paragraph 1 of this Settlement Agreement, UBS Bank agrees from the Effective Date of this Settlement Agreement to July 6, 2015 (the “Forbearance Period”) to forbear from exercising its rights and remedies under the Loan Documents, including, but not limited to, its right to liquidate the LIQD Stock and the AAPL Stock and set-off the proceeds of the liquidation against the outstanding Loan Balance. The Defendants shall not withdraw any assets held in Account Nos. XL-02340, XL-09158 and/or EX-03407 during the Forbearance Period. If the Defendants fail to timely satisfy any of the payment obligations set forth in Paragraph 1 of this Settlement Agreement, the Forbearance Period shall terminate immediately, and UBS Bank shall have the right, in its sole and absolute discretion, to, among other things, liquidate the LIQD Stock and the AAPL Stock and set-off the proceeds of the liquidation against the outstanding Loan Balance, in the manner set forth below in Paragraph 3(G).

E.	Notwithstanding Paragraph 3(D) of this Settlement Agreement, and irrespective of whether the Defendants have complied with their payment obligations under Paragraph 1 of this Settlement Agreement, in the event that the intra-day and/or opening or closing per-share price of Liquid Holdings Group, Inc., as listed on the NASDAQ stock market, is at or below $1.10, the Forbearance Period shall terminate immediately, and UBS Bank shall have the right, in its sole and absolute discretion, to, among other things, liquidate the LIQD Stock and the AAPL Stock and set-off the proceeds of the liquidation against the outstanding Loan Balance, in the manner set forth below in Paragraph 3(G).

F.	Simultaneously with the execution of this Settlement Agreement, the Defendants shall execute and deliver to UBS Bank documents to effect any sale of the stock of Liquid Holdings Group, Inc. pursuant to this Settlement Agreement, in the forms collectively attached hereto as EXHIBIT L. Following the execution of this Settlement Agreement, and upon the request of UBS Bank, the Defendants shall execute and deliver to UBS Bank any further documentation, including, but not limited to, stock powers and any documentation required to be executed and/or filed with the Securities and Exchange Commission pursuant to Rule 144 of the Securities Act of 1933, that UBS Bank may deem required to effect any sale of the stock Liquid Holdings Group, Inc.

G.	In the event that (i) the Defendants default on any of the payment obligations required by Paragraph 1 of this Settlement Agreement, or (ii) the intra-day and/or opening or closing per-share price of Liquid Holdings Group, Inc., as listed on the NASDAQ stock market, is at or below $1.10, and UBS Bank exercises its rights under the Loan Documents and/or herein to liquidate the assets held in Account Nos. XL-02340, XL-09158 and/or EX-03407, UBS Bank shall first attempt, in its sole and absolute discretion, to satisfy the outstanding Loan Balance through the liquidation of the LIQD Stock and application of the proceeds to the outstanding Loan Balance. If, within five (5) business days following the date of the Defendants’ payment default under this Settlement Agreement, UBS Bank is unable to fully satisfy the outstanding Loan Balance through the liquidation of the LIQD Stock, UBS Bank, in its sole and absolute discretion, may at that time liquidate the AAPL Stock and apply the proceeds towards the satisfaction of the outstanding Loan Balance. All rights and remedies of UBS Bank under this Settlement Agreement are cumulative, and nothing contained in this Paragraph 3(G) shall limit and/or restrict UBS Bank’s right to file and record the Judgments as set forth in Paragraph 2 of this Settlement Agreement.

The Defendants represent that Liquid Holdings Group, Inc. has imposed upon them, during the period beginning on April 18, 2014 through and including April 17, 2015, certain restrictions with respect to the transfer and/or sale of any of the Defendants’ shares of Liquid Holdings Group, Inc., including, but not limited to, the LIQD Shares (the “Lock-Up”). As set forth in the letter from Liquid Holdings Group, Inc. attached hereto as EXHIBIT M, Liquid Holdings Group, Inc. has agreed, as of September 16, 2014, to exempt 771,000 shares from the Lock-Up.

H.	In the event that, on or before April 17, 2015, (i) the Defendants default on any of the payment obligations required by Paragraph 1 of this Settlement Agreement, or (ii) the intra-day and/or opening or closing per-share price of Liquid Holdings Group, Inc., as listed on the NASDAQ stock market, is at or below $1.10, and UBS Bank exercises its rights under the Loan Documents and/or herein to liquidate the assets held in Account Nos. XL-02340, XL-09158 and/or EX-03407, the Defendants shall use their best efforts to have the remainder of their shares released from the Lock-Up. In connection with any sale of any of the assets held in Account Nos. XL-02340, XL-09158 and/or EX-03407, including, but not limited to, the LIQD Stock and/or the AAPL Stock, by UBS Bank pursuant to this Settlement Agreement, neither UBS Bank nor any of its affiliates shall be liable to any of the Defendants in any way for any adverse consequences (for tax effect or otherwise) resulting from the liquidation of appreciated or depreciated assets. Without limiting the generality of the foregoing, the sale may be made in UBS Bank’s sole and absolute discretion by public sale on any exchange or market where business is then usually transacted or by private sale, and UBS Bank or any of its affiliates may be the purchaser at any public or private sale. Brian Ferdinand hereby represents and warrants that he has obtained the prior consent of Liquid Holdings Group, Inc., if necessary, for UBS Bank to take any action contemplated by this Settlement Agreement, subject to the remaining Lock-Up restrictions, which are addressed above and which Ferdinand shall use best efforts to have released as necessary to effectuate any liquidation required to meet the payment obligations in this Settlement Agreement.

I.	Tax Payment Carve-Out: Upon the Defendants’ timely satisfaction of all of the payments set forth in Paragraphs 1(A) through 1(D) of this Settlement Agreement, the Defendants shall have the right to sell up to (but no more than) 200,000 shares of Liquid Holdings Group, Inc. stock held in Account No. XL-02340 and/or XL-09158 and withdraw the proceeds of said sale, net of any applicable sales commission, for the sole purpose of paying any outstanding taxes, provided however, no such sale shall be permitted herein unless, at the time the sale is requested by the Defendants, the intra-day per-share price of Liquid Holdings Group, Inc., as listed on the NASDAQ stock market, is at or above $1.25.

4.	DISMISSAL OF ACTION

Upon UBS Bank’s receipt of (i) the Initial Payment as provided in Paragraph 1(A) above, (ii) any documentation required to effect the sale of the stock of Liquid Holdings Group, Inc. as set forth in Paragraph 1(B) above, (iii) this Settlement Agreement, along with the Judgments, all bearing the Defendants’ original signatures, (iv) the Security Agreement attached hereto as Exhibit L, and (v) any documentation set forth above in Paragraph 3(F), including, but not limited to, the documentation attached hereto as Exhibit L, that is required to effect the sale of the stock of the LIQD Stock, counsel for UBS Bank will file a Notice of Voluntary Dismissal With Prejudice in the Action. In exchange for a Notice of Voluntary Dismissal With Prejudice, the Defendants hereby agree that, if they default on the obligations set forth herein, they hereby waive personal service of any application filed by UBS Bank to have the Judgments entered as judgments against the Defendants and/or any application to domesticate any judgment obtained pursuant to the Judgments in any appropriate jurisdiction. The Defendants hereby authorize their attorney, Samuel J. Lieberman, Sadis & Goldberg, LLP, 551 Fifth Avenue, 21st Street, New York, NY 10176, to accept service of any such applications on their behalf by email to SLieberman@sglawyers.com.

5.	RELEASES

A.	UBS BANK, as well as its current and former officers, directors, shareholders, employees, administrators, agents, representatives, predecessors, successors and assigns, hereby releases and absolutely and forever discharges the Defendants, as well as their current and former officers, directors, shareholders, members, employees, administrators, agents, representatives, predecessors, successors, heirs and assigns, from any and all liability for any and all claims (whether known or unknown, suspected or unsuspected, accrued or unaccrued, asserted or not asserted) that UBS Bank has, had or may have from the beginning of time through the Effective Date of this Settlement Agreement; provided, however, that nothing in this release shall be construed to release any of UBS Bank’s rights and remedies under the Loan Documents (except as amended by other provisions of this Settlement Agreement) or any Party’s right to enforce another Party’s obligations under this Settlement Agreement. The term “claim” as used in this Paragraph shall include any right, demand, action, lawsuit and/or cause of action, whether at law or in equity, whether sounding in tort, contract, equity, negligence, strict liability, fraud, misrepresentation, conversion, breach of fiduciary duty, contribution, indemnification, intentional or wanton misconduct and/or any other statutory, regulatory, administrative or common law theory and/or cause of action of whatsoever kind.

B.	THE DEFENDANTS, individually and collectively, as well as their current and former officers, directors, shareholders, members, employees, administrators, agents, representatives, predecessors, successors and assigns, hereby release and absolutely and forever discharge UBS Bank, as well as its current and former officers, directors, shareholders, employees, administrators, agents, representatives, predecessors, successors, heirs and assigns, from any and all liability for any and all claims (whether known or unknown, suspected or unsuspected, accrued or unaccrued, asserted or not asserted) that the Defendants have, had or may have from the beginning of time through the Effective Date of this Settlement Agreement; provided, however, that nothing in this release shall be construed to release any of the Defendants’ rights and remedies under the Loan Documents (except as amended by other provisions of this Settlement Agreement), nor any Party’s right to enforce another Party’s obligations under this Settlement Agreement. The term “claim” as used in this Paragraph shall include any right, demand, action, lawsuit and/or cause of action, whether at law or in equity, whether sounding in tort, contract, equity, negligence, strict liability, fraud, misrepresentation, conversion, breach of fiduciary duty, contribution, indemnification, intentional or wanton misconduct and/or any other statutory, regulatory, administrative or common law theory and/or cause of action of whatsoever kind.

6.	APPLICABLE LAW

This Settlement Agreement shall be governed by and construed in accordance with, the laws of the State of Utah applicable to agreements made and to be performed entirely in such state and, in connection with the choice of law governing interest, the federal laws of the United States except that, with respect to any collateral and UBS Bank’s security interest therein, this Settlement Agreement shall be governed by and construed in accordance with the laws of the State of New York including, without limitation, the New York Uniform Commercial Code, and for purposes of this Settlement Agreement, any collateral and UBS Bank’s security interest therein, the jurisdiction of UBS Bank shall be deemed to be the state of New York.

7.	CHOICE OF FORUM

The Parties hereby irrevocably and unconditionally submit themselves and their property to the exclusive jurisdiction of the Third Judicial District Court for the State of Utah and the United States District Court for the District of Utah and agree that these Courts shall have exclusive general jurisdiction over any and all disputes relating to or arising under this Settlement Agreement.

8.	ADVICE OF COUNSEL

Each Party hereto represents and warrants that it has had adequate and ample opportunity to review this Settlement Agreement with advisors of its choice, including legal counsel, that it has read and understands the Settlement Agreement, and that it has signed all such documents freely and voluntarily.

9.	NO CONSTRUCTION AGAINST ANY PARTY

This Settlement Agreement shall be deemed to have been jointly drafted by each and all of the Parties hereto for all purposes involving their construction and enforcement.

10.	NO ADMISSION OF LIABILITY

This Settlement Agreement reflects a business decision by the Parties to settle their differences, disputes and claims. Nothing contained in this Settlement Agreement is intended to be, or shall be construed to be, an admission of any liability by any Party or an admission of the existence of any facts upon which liability could be based. Neither the existence of this Settlement Agreement nor any of the provisions hereof shall be offered or received in evidence in any litigation as an admission or concession of liability or wrongdoing of any nature on the part of any of the Parties hereto or as an admission or concession by any of the Parties hereto concerning the merits of any claim or defense.

11.	NO WAIVER

No failure or delay on the part of any Party hereto to exercise any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy hereunder.

12.	FULL CAPACITY

Each individual executing this Settlement Agreement represents and warrants that he/she has the authority to do so and that execution and delivery of this Settlement Agreement has been duly and validly authorized. Each Party to this Settlement Agreement further represents and warrants that it has not: (i) transferred, assigned or conveyed, (ii) agreed to transfer, assign or convey, or (iii) taken any action that would cause there to be transferred, assigned or conveyed, at any time to any other entity, in whole or in part, any claim released by or otherwise subject to this Settlement Agreement and any interest therein. In addition, any individual or individuals executing this Settlement Agreement on behalf of LT World Limited LLC, Ferdinand Holdings, LLC and Ferdinand Trading II LLC hereby warrant and represent that he or she has full and independent authority to enter into, execute and perform this Settlement Agreement on behalf of the entity for which they are executing the Settlement Agreement. Furthermore, Brian Ferdinand hereby warrants and represents that he is the sole and managing member of LT World Partners, LLC and is authorized to execute the transaction set forth in Paragraph 1(B) of this Settlement Agreement.

13.	NO THIRD-PARTY BENEFICIARIES

Nothing contained in this Settlement Agreement is intended to give or shall give to anyone any third-party beneficiary rights.

14.	BINDING AGREEMENT

All of the terms, covenants and conditions herein contained shall be for and shall inure to the benefit of and shall bind the respective Parties hereto and their predecessors, successors and/or assigns, respectively.

15.	MODIFICATION OF AGREEMENT

This Settlement Agreement may be supplemented, amended or modified only by the mutual agreement of the Parties. No supplement, amendment or modification of this Settlement Agreement shall be binding unless it is in writing and signed by all of the Parties.

16.	HEADINGS

Clause headings in this Settlement Agreement are included herein for convenience of reference only and shall not constitute a part of this Settlement Agreement for any other purpose.

17.	COUNTERPARTS

This Settlement Agreement may be executed by PDF signature and in one or more counterparts, each of which shall be deemed an original, but together shall constitute one and the same instrument.

18.	CONFIDENTIALITY

This is a confidential settlement. Recognizing the confidentiality of the information contained herein, it is understood and agreed by each of the Parties that they will keep any and all matters relating to the Action and the terms of this Settlement Agreement confidential and will not disclose them to any other person or cause or permit disclosure of such information by any of the Parties’ agents, attorneys or other persons subject to their control, except as may be required: (i) in connection with the preparation and filing of income tax returns; (ii) by order of a court of competent jurisdiction; (iii) to comply with any applicable law or regulation; (iv) to comply with any internal reporting requirements; (v) to effect any sale of stock of Liquid Holdings Group, Inc. set forth herein, including, but not limited to, disclosure of any information and/or documentation requested by Liquid Holdings Group, Inc.; (vi) to enforce rights under this Settlement Agreement, including, but not limited to, the filing and recording of the Judgments.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

IN WITNESS WHEREOF, the Parties to this Settlement Agreement affix their signatures on the Effective Date written above.

CAUTION: READ BEFORE SIGNING

BRIAN FERDINAND		ANDREA ROMANELLO

/s/ Brian Ferdinand		/s/ Andrea Romanello

LT WORLD LIMITED LLC		FERDINAND HOLDINGS, LLC

By:	/s/ Brian Ferdinand	By:	/s/ Brian Ferdinand
Name:	Brian Ferdinand	Name:	Brian Ferdinand
Title:		Title:

FERDINAND TRADING II LLC		UBS BANK USA

By:	/s/ Brian Ferdinand	By:	/s/ Steve Stewart
Name:	Brian Ferdinand	Name:	Steve Stewart
Title:		Title:	CCO/ED

UBS BANK USA

		By:	/s/ Marc D. Watters
		Name:	Marc D. Watters
		Title:	Executive Director